UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ____________

Commission file number 0-1088

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KELLY RETIREMENT PLUS

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KELLY SERVICES, INC.

999 WEST BIG BEAVER ROAD

TROY, MICHIGAN 48084

 REQUIRED INFORMATION

Kelly Retirement Plus (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.

Page Number
(a) Financial Statements of the Plan

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Benefits - December 31, 2012 and 2011	5

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2012	6

Notes to Financial Statements	7 - 13

(b) Schedule *

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	14

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Kelly Services, Inc. Benefit Plans Committee, which is the Plan administrator of Kelly Retirement Plus, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLY RETIREMENT PLUS

By: Kelly Services, Inc. Benefit Plans Committee

June 20, 2013	By:	/s/ Peter W. Quigley

Peter W. Quigley

Senior Vice President and
General Counsel

June 20, 2013	By:	/s/ Patricia Little

Patricia Little

Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

June 20, 2013	By:	/s/ Michael E. Debs

Michael E. Debs

Senior Vice President and
Chief Accounting Officer
(Principal Accounting Officer)

Report of Independent Registered Public Accounting Firm

Benefit Plans Committee

Kelly Retirement Plus

We have audited the accompanying statements of net assets available for benefits of Kelly Retirement Plus (the “Plan”) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2012 and 2011 and the changes in net assets for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan

June 20, 2013

Kelly Retirement Plus

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
	(In thousands of dollars)

Investments
Investments - Participant Directed, at fair value (Note 4)	$139,282	$123,979

Contributions Receivable
Employer	3,474	3,473
Participant	326	349

Total Contributions Receivable	3,800	3,822

Net assets available for benefits, at fair value	143,082	127,801

Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit-responsive investment contracts (Note 2)	(398)	(56)

Net assets available for benefits	$142,684	$127,745

See accompanying Notes to Financial Statements.

Kelly Retirement Plus

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012
(In thousands of dollars)
Additions
Contributions:
Employer	$5,369
Participant	8,978
Total Contributions	14,347

Investment Income:
Dividend and interest income	2,352
Net realized and unrealized appreciation on investments (Note 3)	11,885
Total Investment Income - net	14,237

Total additions	28,584

Deductions
Benefits paid to participants	13,526
Administrative fees	119

Total deductions	13,645

Net change in assets available for benefits	14,939

Net assets available for benefits:
Beginning of year	127,745

End of year	$142,684

See accompanying Notes to Financial Statements.

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

1.         Plan Description

The following description of Kelly Retirement Plus (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan provides benefits to eligible employees according to the provisions of the Plan Document. All eligible employees, as defined by the Plan, are eligible to participate upon hire and attainment of age 18. Participants are eligible to receive employer contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may contribute a percentage of eligible earnings, as defined in the Plan, of no less than 2% and no more than 50%, up to the current IRS maximums (seventeen thousand dollars in 2012) to the Plan each year. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions not to exceed five thousand five hundred dollars in 2012.

The employer contribution consists of two parts: Employer Discretionary Contributions, under which Kelly Services, Inc. (the “Company”) may make a discretionary contribution on behalf of all participants in an amount to be determined by the Company and Employer Matching Contributions, whereby the Company matches employees’ contributions using a predetermined formula. The Company made an Employer Discretionary Contribution to the Plan for 2012 that represented 2% of participants’ eligible wages for the year and totaled $3,478 before application of forfeitures. The Company made Employer Matching Contributions at $.50 per dollar of participant contributions up to 4% of eligible earnings employees contribute for the year and totaled $1,975. Employer contributions are allocated in the same manner as participant contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer Matching Contribution, an allocation of the Employer’s Discretionary Contribution, an allocation of investment earnings and an allocation of administrative expenses. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Administration

The Plan is administered by a committee appointed by the Board of Directors of the Company. This committee is composed of the Executive Vice President and Chief Financial Officer, the Senior Vice President and General Counsel and the Senior Vice President and Chief Human Resources Officer and serves at the pleasure of the Board.

Investment Options

All contributions are invested by JPMorgan Trust Company, N.A. (the “Trustee”) as directed by the participant among any of the investment options offered by the Plan.

Vesting and Benefits

Beginning with the 2007 Employer Discretionary Contributions, participants become fully vested upon attainment of age sixty-five or completion of three years of service, whichever occurs first. All previous Employer Discretionary Contributions become fully vested upon attainment of age sixty-five or completion of five years of service, whichever occurs first. Participants become fully vested in Employer Matching Contributions upon attainment of age sixty-five or completion of three years of service, whichever comes first. The first year of service begins at the later of age 18 or date of hire. Participant contributions are 100% vested immediately.

Kelly Retirement Plus

Notes to Financial Statements (continued)

(In thousands of dollars)

1.        Plan Description (continued)

Vesting and Benefits (continued)

The value of the vested portion of participants’ accounts is payable to the participant upon retirement, total and permanent disability, death or termination of employment in a lump-sum distribution. If the vested portion of a participant’s account exceeds one thousand dollars (or such other amount to be prescribed in Treasury regulations), the participant may defer receipt of the distribution until any time prior to or upon attaining age 70-1/2. Vested accounts with balances of one thousand dollars or less are paid in an immediate lump-sum distribution.

Participant Forfeitures

Pursuant to the Plan agreement, participant forfeitures can be used by the Plan to (1) restore the participant’s account in the event of rehire or (2) reduce the Employer Discretionary Contribution or Employer Matching Contribution. The Plan Administrator offset the Employer Discretionary Contribution with forfeitures aggregating $84 for the year ended December 31, 2012.

In-Service Withdrawals

Participants may request in-service distributions anytime after the attainment of age 59 1/2 or if experiencing a hardship as defined by the IRS under Safe Harbor Rules.

Participant Notes Receivable

The Plan, as currently designed, does not allow participants to borrow from their accounts.

2.         Summary of Significant Accounting Principles and Practices

Basis of Accounting and Use of Estimates

The financial statements of the Plan have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting – Defined Contribution Pension Plans, requires the Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Benefits. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are stated at fair value as of the last day of the Plan year, except for the common collective trust fund that primarily invests in benefit-responsive investment contracts (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. For the stable value investment, value is based on fair value per share at the measurement date by the issuer of the fund. The issuer determines the valuation using pricing models, where inputs to those models are based on observable market inputs or recent trades of similar securities. Inputs to the valuation techniques vary depending on the type of security being priced but typically include benchmark yields, credit spreads, prepayment speeds, reported trades and broker-dealer quotes, all with reasonable levels of transparency. The Plan’s mutual fund investments are valued based on quoted market prices.

The Kelly Services, Inc. Class “A” Common Stock Fund (the “Fund”) is tracked and valued on a unitized basis which represents the fair value of the underlying investments. The Fund consists of Kelly Services, Inc. Class A non-voting common stock and the Fidelity Cash Portfolio Money Market Fund sufficient to meet the Fund’s daily cash needs. Utilizing the Fund allows for daily trades. The value of the unit reflects the combined market value of Kelly Services, Inc. Class A non-voting common stock and the cash investments held by the Fund.

Kelly Retirement Plus

Notes to Financial Statements (continued)

(In thousands of dollars)

2.         Summary of Significant Accounting Principles and Practices (continued)

Effective August 1, 2012, the Kelly Services, Inc. Class “A” Common Stock Fund was frozen for new Plan contributions or investment transfers into the Fund. At December 31, 2012, 323,349 units were outstanding with a value of $6.574 per unit. At December 31, 2011, 354,072 units were outstanding with a value of $5.638 per unit.

The Plan presents in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings; Employer Matching Contributions are recorded in the same period. Employer Discretionary Contributions are recorded in the period during which they were earned.

Administrative Expenses

Administrative expenses incurred shall be paid by the Plan to the extent not paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Under the amendments in this guidance, an entity is required to provide additional disclosures about the valuation processes and sensitivities of Level 3 assets and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of net assets available for benefits, but for which the fair value is required to be disclosed. The amendments in this guidance also required information about transfers between Level 1 and Level 2. The Plan adopted this guidance on January 1, 2012, and it did not have a material effect on the Plan’s financial statements.

Kelly Retirement Plus

Notes to Financial Statements (continued)

(In thousands of dollars)

3.	Investments

The following table presents individually significant investments of the Plan’s net assets.

	2012	2011
Mutual Funds, at fair value:
JPMorgan Equity Index Fund Select	$21,609	$19,645
JPMorgan Investor Growth & Income Fund	-	12,045
JPMorgan Core Bond Fund Select	12,433	11,986
JPMorgan Large Cap Growth R5	10,532	8,570
American Century Heritage Fund A	9,807	8,209
American Funds Europacific Growth R4	9,088	8,047

Other mutual funds	51,465	30,911

Total Mutual Funds, at fair value	114,934	99,413

JPMorgan Stable Asset Income Fund CI F , at contract value	21,824	22,514

Kelly Services, Inc. Class "A" Common Stock Fund, at fair value	2,126	1,996

Total Investments	$138,884	$123,923

All investments are participant directed.

During 2012, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

2012

Common Stock	$284
Mutual Funds	11,601

Net appreciation in fair value of investments	$11,885

Kelly Retirement Plus

Notes to Financial Statements (continued)

(In thousands of dollars)

4.	Fair Value

The following tables present the Plan’s assets carried at fair value as of December 31, 2012 and December 31, 2011 by fair value hierarchy level, as described below. The Plan has no liabilities measured at fair value.

	Fair Value Measurements on a Recurring Basis As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Investments:
Mutual Funds:
Equity	$76,114	$-	$-	$76,114
Fixed income	19,448	-	-	19,448
Retirement-year based	19,372	-	-	19,372
Total Mutual Funds	114,934	-	-	114,934

Collective Trust:
Stable value investment (1)	-	22,222	-	22,222

Common Stock Fund	2,126	-	-	2,126

Total	$117,060	$22,222	$-	$139,282

	Fair Value Measurements on a Recurring Basis As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Investments:
Mutual Funds:
Equity	$65,577	$-	$-	$65,577
Balanced	12,045	-	-	12,045
Fixed income	17,742	-	-	17,742
Retirement-year based	4,049	-	-	4,049
Total Mutual Funds	99,413	-	-	99,413

Collective Trust:
Stable value investment (1)	-	22,570	-	22,570

Common Stock Fund	1,996	-	-	1,996

Total	$101,409	$22,570	$-	$123,979

(1)

This fund invests in a collective trust fund, specifically the JP Morgan Stable Asset Income Fund. The JP Morgan Stable Asset Income Fund invests in investment contracts issued by insurance companies, fixed income securities, money market funds and derivative instruments such as future contracts and swap agreements to provide daily liquidity. The investment contract issuer seeks to preserve the principal investment and earnings but cannot guarantee that they will be able to do so. The JP Morgan Stable Asset Income Fund is credited with earnings on underlying investments and charged for participant withdrawals and administrative expenses. There are no reserves against contract values for credit risk or contract issuers or otherwise. There were no unfunded commitments, redemption notices or restrictions on the collective trust fund.

Kelly Retirement Plus

Notes to Financial Statements (continued)

(In thousands of dollars)

4.	Fair Value (continued)

Level 1 measurements consist of quoted prices in active markets for identical assets or liabilities. Level 2 measurements include quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 3 measurements include unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The Plan also holds other assets not measured at fair value on a recurring basis, including contributions receivable. The fair value of these assets is equal to the carrying amounts in the accompanying financial statements due to the short maturity of such instruments. Under the fair value hierarchy these financial instruments are valued primarily using Level 2 inputs.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no transfers between levels of the fair value hierarchy during 2012. However, the fair value level of Kelly Services, Inc. Class “A” Common Stock Fund in the 2011 table above has been reclassified from the prior year presentation to conform to the current year presentation. During 2012, it was determined that the Kelly Services, Inc. Class “A” Common Stock Fund investment previously classified as a Level 2 investment should have been classified as Level 1 in the fair value hierarchy based on its underlying investments. Accordingly, the 2011 fair value disclosure has been updated.

5.	Priorities on Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions and / or terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the accounts of all participants shall become fully vested and shall be distributed to the participants with all participants receiving full value of their accounts on the date of such distribution.

6.	Reconciliation of Financial Statements to IRS Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011

Net assets available for benefits per the financial statements	$142,684	$127,745
Adjustment to fair value for stable value fund	398	56
Amounts allocated to withdrawing participants	(883)	(683)

Net assets available for benefits per the Form 5500	$142,199	$127,118

Kelly Retirement Plus

Notes to Financial Statements (continued)

(In thousands of dollars)

6.        Reconciliation of Financial Statements to IRS Form 5500 (continued)

The following is a reconciliation of changes in net assets available for benefits per the financial statements to net income per the Form 5500:

Year ended December 31, 2012

Net change in net assets available for benefits per the financial statements	$14,939
Add:
Amounts allocated to withdrawing participants at December 31, 2011	683
Adjustment to fair value for stable value fund at December 31, 2011	(56)
Adjustment to fair value for stable value fund at December 31, 2012	398
Less:
Amounts allocated to withdrawing participants at December 31, 2012	(883)

Net income per the Form 5500	$15,081

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.	Federal Income Tax Status

The Plan has received a determination letter, dated July 8, 2010, from the Internal Revenue Service indicating that the Plan, as designed, is qualified for tax exempt treatment under the applicable section of the Internal Revenue Code. Accordingly, no provision for income tax has been recorded.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2009.

8.	Party-in-Interest Transactions

A portion of the Plan’s investments is held in mutual funds and collective funds sponsored by the Trustee and all investment transactions are conducted through the Trustee. All transactions with the Trustee are considered party-in-interest transactions; however, these transactions are not considered prohibited transactions under ERISA.

The Company is also a party-in-interest. Certain administrative expenses of the Plan, including salaries, are paid by the Company and qualify as party-in-interest transactions. The Plan also invested in common stock of the Company.

9.	Subsequent Event

Effective May 11, 2013, the Kelly Services, Inc. Class “A” Common Stock Fund was eliminated as an investment fund option under the Plan and the Administrator of the Plan commenced the sale of remaining shares of stock in the Kelly Services, Inc. Class “A” Common Stock Fund. Any Plan or Trust Agreement provisions relating to qualifying employer securities or Kelly Services, Inc. Class “A” Common Stock Fund shall not be effective or applicable under the Plan or Trust Agreement.

Kelly Retirement Plus

Employer Identification Number: 38-1510762

Plan Number: 002

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

as of December 31, 2012

Party-in interest (a)	Identity of issue, borrower, lessor or similar party (b)	Description of investment, including maturity date, rate of interest, collateral, par or maturity value (c)		Cost (d)	Current Value (e)
					(In thousands of dollars)
	Mutual Funds:

*	JPMorgan	JPMorgan Equity Index Fund Select	$	**	$21,609

*	JPMorgan	JPMorgan Core Bond Fund Select		**	12,433

*	JPMorgan	JPMorgan Large Cap Growth R5		**	10,532

	MFS	MFS Value Fund A		**	5,662

	American Funds	American Funds Europacific Growth R4		**	9,088

	PIMCO	PIMCO Total Return Fund (Admn)		**	7,015

	Vanguard	Vanguard Mid-Cap Index Fund		**	2,315

	Vanguard	Vanguard Small Cap Index Fund		**	2,086

	Fidelity	Fidelity Freedom 2010		**	1,484

	Fidelity	Fidelity Freedom 2020		**	6,475

	Fidelity	Fidelity Freedom 2030		**	6,932

	Fidelity	Fidelity Freedom 2040		**	3,323

	Fidelity	Fidelity Freedom 2050		**	1,158

	Royce	Royce Total Return Institutional Fund		**	5,554

	American Century	American Century Heritage Fund A		**	9,807

	Janus	Perkins Mid Cap Value Fund A		**	4,615

	Janus	Janus Triton T		**	4,846

	Collective Trust Fund:

*	JPMorgan	JPMorgan Stable Asset Income Fund CI F		**	22,222

	Common Stock:

*	Kelly Services, Inc.	Kelly Services, Inc. Class "A" Common Stock Fund		**	2,126

		Total			$139,282

* Represents a party-in-interest to the Plan.
** Not required per Department of Labor reporting for participant-directed investments.

INDEX TO EXHIBITS

REQUIRED BY ITEM 601,

REGULATION S-K

Exhibit No.	Description	Document

23	Consent of Independent Registered Public Accounting Firm	2